Media release

Response to press speculation

1 December 2016

In response to press reports regarding a US Securities Exchange Commission (SEC) investigation, Rio Tinto confirms that it is cooperating with inquiries from the relevant authorities relating to the impairment included in the company’s 2012 accounts in respect of Rio Tinto Coal Mozambique (RTCM).

Rio Tinto acquired RTCM in 2011 and divested it in 2014. As the SEC investigation, which started in April 2013, remains ongoing it would be inappropriate to comment further at this time. The company will update the market, as required, in due course.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, EMEA/Americas	Media Relations, Australia/Asia
Illtud Harri	Ben Mitchell
T +44 20 7781 1152	T +61 3 9283 3620
M +44 7920 503 600	M +61 419 850 212

David Outhwaite	Bruce Tobin
T +44 20 7781 1623	T +61 3 9283 3612
M +44 7787 597 493	M +61 419 103 454

David Luff	Matthew Klar
T +44 20 7781 1177	T +61 7 3625 4244
M +44 7780 226 422	M +61 457 525 578

Investor Relations, EMEA/Americas	Investor Relations, Australia/Asia
John Smelt	Natalie Worley
T +44 20 7781 1654	T +61 3 9283 3063
M +44 7879 642 675	M +61 409 210 462

David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Nick Parkinson
T +44 20 7781 1552
M +44 7810 657 556

Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404